Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Lancer Corporation:

We consent to incorporation by reference in the registration statements (Nos. 333-36393 and 333-47998) on Form S-8 of Lancer Corporation of our report dated February 26, 2003, relating to the consolidated balance sheets of Lancer Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002, and related consolidated financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Lancer Corporation.

Our report refers to a change in the Company’s method of accounting for derivative instruments and hedging activities and the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

/s/ KPMG LLP

San Antonio, Texas
March 26, 2003